Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse AG
Commission File No. 001-14654

On June 5, 2003, the following newsletter was distributed to Zimmer Holdings, Inc., employees.

June 2003

SPECIAL ISSUE

Featured Message
 Centerpulse at a glance

•     Founded in 1963; headquartered in Zurich, Switzerland. Previously named Sulzer Medica AG.

•     2002 sales of $796 million. Reconstructive products represent 74 percent of total sales; spinal 14 percent; dental 11 percent; trauma one percent. European sales represent 48 percent of total sales (Centerpulse is the European market share leader in reconstructive products); North America 43 percent; rest of the world 9 percent.

•     Market capitalization $2.5 billion.

•     2,813 employees in 80 countries. Centerpulse Orthopaedics, Inc. U.S. division based in Austin, Texas. Spine-Tech Spinal Division based in Minneapolis, Minn. Centerpulse Dental Division based in Carlsbad, Cal. (north of San Diego). Five production facilities are located in Switzerland, the United States and France.

Zimmer to submit formal Centerpulse offer on June 17

Zimmer expects to submit a formal offer to acquire Centerpulse AG on June 17. Zimmer announced on May 20 its intention to commence with the offer. On May 29 Zimmer notified the Swiss Takeover Board that its proposed offer to acquire Centerpulse AG will no longer contain two conditions relating to product liability and taxes that were included in its May 20 pre-announcement.

There also is a related offer to acquire InCentive Capital AG, which owns 18.9 percent of Centerpulse. Chairman Ray Elliott said the offer is friendly and will result in a variety of benefits for both companies. These include:

•     Creation of the largest pure play leader in the served global orthopaedics market. The combined company had 2002 sales of $2.168 billion. When combined it creates a company with the leading market position in overall reconstructive products, hips, knees, Europe, Japan and the United States.

•     Each company contributes to the other’s public strategies. For example, Centerpulse offers a leadership position in Europe (Europe represents 48 percent of total Centerpulse sales, while at Zimmer Europe represents 12 percent of total company sales) and established spine and dental product areas (Spine represents 14 percent of total Centerpulse sales, while at Zimmer a spine product platform is still being developed). Zimmer provides greater global sales and marketing strength, especially in the United States and Japan, and complements Centerpulse’s European business, especially with Zimmer strength in Spain and Italy. Zimmer also provides its leadership in advanced orthopaedic Minimally Invasive Solutions TM (MISTM) Procedures and Technologies. Centerpulse also has a public strategy for minimally invasive product development, which included offering minimally invasive surgeon education programs in its booth at this year’s AAOS meeting in New Orleans.

“The logic underlying the combination of Zimmer and Centerpulse is compelling, and we expect the transaction to create growth opportunities both for the company overall and for individual employees,” Ray said in his May 20 employee announcement. “This process will likely take several months to bring closure. We are very optimistic that our offer will be found to be the superior option for Centerpulse shareholders and we can set about bringing our companies together. The logic is clear, and just as importantly, the cultural fit is excellent.”

Latest acquisition news available now

Several resources have been created to keep everyone at Zimmer informed about the progress of the Zimmer offer to acquire Centerpulse AG. On the zimmer.com corporate website a new “Acquisition Update” link has been created. It leads to a file with public information about acquisition activity.

In addition, a “Centerpulse Acquisition” file has been established on the Corporate Communications Business Team site in LiveLink. It will include an archive of all public communications about the acquisition. It soon can be accessed through the link on the LiveLink home page. Special communications bulletins will also be used throughout the process.

Key elements in Centerpulse acquisition offer

Here is a brief overview of the key elements of the proposed Zimmer offer to acquire Centerpulse AG.

TRANSACTION DETAILS: Zimmer will offer CHF 120 in cash and 3.68 Zimmer shares per Centerpulse registered share. Based on the closing price of Zimmer shares on May 19, this represents an aggregate offer of U.S. $3.22 billion. Included in this total is a related offer for InCentive Capital AG, which holds 18.9 percent of Centerpulse.

The proposed offer represents about a 20 percent premium to the May 19 Centerpulse closing share price. The Zimmer proposal also offers about a 19 percent premium compared to the competing proposal by Smith and Nephew, based on the closing price of Smith & Nephew ordinary shares on May 19. In speaking with analysts following the proposed offer, Ray Elliott said the acquisition is also expected to involve about $400 million in one-time implementation costs in addition to the $3.22 billion. Zimmer will issue about 44 million new shares and draw on a credit facility to help fund the acquisition. Ray said that expected annual cost savings of up to $90 million could be achieved by 2006.

The May 20 announcement began the public notification about the acquisition process. The formal offer is expected to be presented June 17.

WHY CENTERPULSE: As Ray noted in meetings with investors and analysts in Switzerland, London and New York following the announcement, the two companies fit almost perfectly. In geographic areas Zimmer is especially strong in the U.S. and the Japan-Asia/Pacific regions while Centerpulse is the market leader in Europe. Based on 2002 sales the combined company is expected to generate 59 percent of sales in the Americas, 25 percent in Europe and 16 percent in the rest of the world. It is expected to achieve leading market positions in Europe, the United States and Japan. The graphics on pages 3 and 4 highlight the product line fit between the two companies.

The combined company’s sales by product segment would include 76 percent Reconstructive, 7 percent Trauma, 5 percent Spine, 4 percent Dental and 8 percent Orthopaedic Surgical Products. The combined company would offer more than 100,000 products, 2,000 sales people, more than a million square feet of manufacturing capacity, and more than 1,000 patents.

Centerpulse, under its former name of Sulzer Medica, did experience a well-publicized quality issue that resulted in an extensive recall starting in December 2000 and eventually a $750 million settlement with U.S. patients as part of a class-action settlement. This quality issue, although serious, was a single blemish in a more than 40-year history of implant innovation.

As Ray Elliott noted in his May 20 letter to Centerpulse management, Centerpulse now has clarified and financed its product liability issues, successfully divested its cardiovascular businesses and improved its continuing operations including resolving its quality manufacturing issues.

Ray said the strategic merit of a Centerpulse/Zimmer combination is compelling. It is expected to produce a company with leading market positions in every critical product and geographic market; possess leading technologies, and a leading global scale with which to work.

Combined company at glance ...

Put together, Zimmer and Centerpulse is expected to create the world’s largest pure-play leader in the served global orthopaedics market, with combined sales of nearly $2 billion in 2002. This includes the hip, knee, shoulder, elbow, spine, trauma and dental markets. (See top chart). It also creates the world’s largest Reconstructive company, which includes hips, knees shoulders, elbows and dental markets. (See bottom chart) The combined company offers leadership positions in several key product areas and significant strength in others ( See charts on back page). All data is based on 2002 results.

Combined Hip product lines complete continuum of care:

	Early Stage Treatment		MidStage Treatment		End Stage Treatment

Zimmer	(Resurfacing)	(Young Patient)	(Conservative)	(Primary)	(Revision)	(Type IV Oncology)
	None	• Longevity® crosslinked poly	• MAYO®** Hip	• Standard U.S. style cemented and porous (Fiber Metal and beaded VerSys® Hips)	• VerSys Hip •ZMR® Modular Hip	None

• Epoch® Composite Hip
• MIS TMinstruments

Centerpulse	• DuromTM	• Durasul® crosslinked poly	None	• Muller TM (cemented straight)	• PrecedentTMand	• M.O.S.T.TM System
• SLTM(Wagner)

		• Metasul®		• Alloclassic®(Zweymuller®)
		(Metal -On-Metal)		• NaturalTM (anatomic)

		• Cerasul®(Ceramic)		• CLSTM(European cementless)
• MIS instruments

Combined Knee product lines complete continuum of care:

	Early Stage Treatment		MidStage Treatment		End Stage Treatment

Zimmer	(Cartilage/	(Osteotomy)	(Partial/	(Primary) (Revision)	(Hinge)	(Segmental/Oncology)
	Meniscal)		(Conservative)
• NexGen® Knee
	• ISTO	• NexGen®	• M/GTMUni	(strong PS/lower • LCCK	• RHK	None
	Neocartilage	HTO	(U.S., Japan)	constraint)

• LPS-Flex and

CR-Flex (high flex)
• Trabecular MetalTM porous tibials

Centerpulse	• CMITM (meniscus)	• Natural Knee® HTO	• UnispacerTM	• Natural Knee (strong CR/higher constraint)	• Natural Knee II	• GSB® • M.O.S.T.TM
• AllegretoTMUni
(Europe)
• SAL/InnexTM
(Europe M-B)
• Natural Knee II®
• Cediar/Wallaby
(France)

Combined portfolio adds Spinal/Dental and completes Trauma:

	Spinal	Dental	Trauma
Zimmer	Limited	None	• M/DN®nail
(stainless steel)

Centerpulse	• TrinicaTM (cervical)	• Atlantis (abutments)	• SIRUSTM nails
	• BAKTM (cages)	• PureformTM (c-abutments)	(titanium)
	• SilhouetteTM (fixation)	• AdVent (implant)
	• ST360TM (fixation)	• J-Blocks (allograft)
	• OptimaTM (distr. fix.)	• Biomen®
• Dynesys® (stabilization)
• Spiral (artificial disc)*
• Tutoplast®/ABC (allograft)

*	Under clinical trials

**	Trademark of Mayo Foundation

SAFE HARBOR STATEMENT

This press release contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the limited due diligence Zimmer has performed on Centerpulse and the absence of due diligence on InCentive Capital, a significant shareholder of Centerpulse. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers for shares of Centerpulse AG and InCentive Capital AG. Investors and security holders should note that the proposed exchange offers described in this press release have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. In connection with the proposed exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a preliminary prospectus/offer to purchase) and a preliminary proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and will submit Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

ABOUT ZIMMER HOLDINGS, INC.

Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body’s natural healing process. Zimmer manufactures and markets other products related to orthopaedic and general surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

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